SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Items Discussed During the 2007 Third Quarter Preliminary Earnings Conference Call

<Change in 2007 Subscriber Targets>

O Broadband subscriber target during the period from January 1, 2007 to December 31, 2007

-	Before change: 350,000

-	After change: 180,000 or more

O WiBro subscriber target during the period from January 1, 2007 to December 31, 2007

-	Before change: 200,000

-	After change: 100,000 or more

<Creating a KRW 40 billion fund pool for contents investment>

Purpose:

-	Investing in contents to strengthen all platform businesses, including MegaTV

-	Foster growth in the new media contents market

Investment method: Participating in funds and project financing

This document contains statements that reflect the beliefs and expectations of KT Corporation (the “Company”) about the future. These forward-looking statements are based on a number of assumptions about the future concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies, the industry in which the Company operates and other factors that maybe beyond the Company’s control. Accordingly, actual results may differ materially from these forward-looking statements to reflect events that occur or circumstances that arise after the date of this document. The Company does not undertake any obligation to update any forward-looking statements to reflect events that occur or circumstances that arise after the date of this document.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	October 26, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Byung Ho Kim
Name:	Byung Ho Kim
Title:	Director

3

October 26, 2007

3rd Quarter 2007

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of September 30, 2007 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for 3Q 2007 will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on Nov. 14, 2007.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: shinbo@kt.co.kr

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2007 3Q	2007 2Q	QoQ			2006 3Q	YoY			2007 Cumm.
			Amount		Δ%		Amount		Δ%
Operating revenue	2,952.6	3,003.8	-51.2		-1.7%	3,011.3	-58.7		-1.9%	8,923.1
• Internet access	528.1	528.5	-0.4		-0.1%	533.9	-5.8		-1.1%	1,581.3
• Internet application	105.6	97.7	7.8		8.0%	81.3	24.3		29.9%	294.6
• Data	404.9	407.8	-2.8		-0.7%	408.7	-3.7		-0.9%	1,219.7
• Telephone	1,023.1	1,034.0	-10.8		-1.0%	1,089.7	-66.6		-6.1%	3,110.2
• LM	387.8	405.3	-17.6		-4.3%	435.6	-47.8		-11.0%	1,205.1
• Wireless	362.6	398.5	-35.9		-9.0%	357.7	4.9		1.4%	1,140.6
• Real estate	63.5	58.4	5.1		8.7%	52.8	10.7		20.4%	167.8
• Others	77.0	73.5	3.5		4.7%	51.7	25.3		48.9%	203.9
• SI	69.8	66.5	3.3		4.9%	41.9	27.8		66.4%	180.8
Operating expenses	2,552.2	2,626.2	-74.0		-2.8%	2,579.6	-27.4		-1.1%	7,621.7
• Labor	637.9	627.0	10.9		1.7%	604.9	33.0		5.5%	1,918.1
• Commissions	168.4	179.8	-11.4		-6.3%	173.3	-4.9		-2.8%	501.2
• Sales commission	157.7	248.8	-91.1		-36.6%	144.2	13.5		9.4%	547.5
• Sales promotion	45.2	47.2	-2.1		-4.3%	77.6	-32.5		-41.8%	142.6
• Advertising	26.6	35.4	-8.8		-24.8%	25.1	1.5		6.0%	82.6
• Provision for doubtful accounts	-19.8	-0.4	-19.4		N/A	-4.1	-15.7		N/A	0.0
• Depreciation	541.8	490.2	51.6		10.5%	526.8	15.0		2.8%	1,509.3
• Repairs & maintenance	64.1	51.1	12.9		25.3%	113.1	-49.0		-43.3%	140.8
• Cost of goods sold	124.3	176.2	-51.9		-29.5%	191.4	-67.1		-35.1%	482.8
• Cost of service provided	503.7	482.5	21.2		4.4%	451.7	52.0		11.5%	1,429.2
• R&D	63.0	54.7	8.3		15.1%	62.7	0.3		0.4%	171.5
• Others	239.3	233.6	5.7		2.4%	212.9	26.4		12.4%	696.0
Operating income	400.4	377.6	22.9		6.1%	431.6	-31.2		-7.2%	1,301.4
Operating margin	13.6%	12.6%	1.0	%P		14.3%	-0.8	%P		14.6%
EBITDA(1)	942.2	867.8	74.4		8.6%	958.4	-16.2		-1.7%	2,810.7
EBITDA margin	31.9%	28.9%	3.0	%P		31.8%	0.1	%P		31.5%
Non-operating income	111.9	107.6	4.3		4.0%	96.9	15.0		15.5%	366.6
Non-operating expenses	124.0	198.5	-74.5		-37.5%	114.1	9.9		8.7%	466.7
Ordinary income	388.3	286.6	101.6		35.5%	414.4	-26.1		-6.3%	1,201.3
Income tax expenses	78.2	64.2	14.0		21.8%	96.8	-18.6		-19.2%	291.2
Effective tax rate	20.1%	22.4%	-2.3	%P		23.4%	0.1	%P		24.2%
Net income	310.1	222.4	87.6		39.4%	317.6	-7.5		-2.4%	910.1
EPS(2) (won)	1,505	1,070	435		40.6%	1,528	-23		-1.5%

(1)	EBITDA = Operating income + depreciation
(2)	EPS = Net income ÷ Weighted average of no. of shares outstanding

•	Revenue

•	Fall in telephone, LM, and wireless revenue led to a QoQ decline in revenue of KRW 51.2bn and YoY decline of KRW 58.7bn

•	Operating Income

•	Lower marketing costs and COGS led to QoQ increase of KRW 22.9bn, and YoY decrease of KRW 31.2bn, resulting in KRW 400bn. Quarterly net income recorded KRW 310bn, a QoQ rise of KRW 87.6bn.

B. Summary of Balance Sheet

(KRW bn)	2007	2007	QoQ		2006	YoY
	3Q	2Q	Amount	Δ%	3Q	Amount	Δ%
Total assets	17,942.9	18,254.4	-311.5	-1.7%	17,745.2	197.7	1.1%
• Current assets	3,559.5	3,822.7	-263.2	-6.9%	3,211.7	347.8	10.8%
• Quick assets	3,462.9	3,741.7	-278.9	-7.5%	3,108.2	354.6	11.4%
• Cash & Cash equivalents	1,220.3	1,753.3	-533.0	-30.4%	927.7	292.6	31.5%
• Inventories	96.7	81.0	15.7	19.4%	103.5	-6.8	-6.6%
• Non-current assets	14,383.4	14,431.7	-48.4	-0.3%	14,533.4	-150.1	-1.0%
• Investments and other non-current assets	3,726.6	3,767.8	-41.2	-1.1%	3,834.7	-108.0	-2.8%
• KTF shares	2,673.5	2,687.9	-14.4	-0.5%	2,774.6	-101.1	-3.6%
• Long-term loans	94.7	124.1	-29.4	-23.7%	219.1	-124.4	-56.8%
• Others	958.4	955.8	2.5	0.3%	841.0	117.4	14.0%
• Tangible assets	10,237.1	10,229.8	7.4	0.1%	10,286.5	-49.4	-0.5%
• Intangible assets	419.6	434.1	-14.5	-3.3%	412.2	7.4	1.8%
Total liabilities	8,987.1	9,606.5	-619.4	-6.4%	9,356.5	-369.4	-3.9%
• Current liabilities	2,962.1	3,590.0	-627.9	-17.5%	2,902.2	59.9	2.1%
• Interest-bearing debts	590.2	842.4	-252.2	-29.9%	578.8	11.4	2.0%
• Accounts payable	643.7	665.6	-21.9	-3.3%	672.2	-28.4	-4.2%
• Others	1,728.2	2,081.9	-353.7	-17.0%	1,651.3	76.9	4.7%
• Long-term liabilities	6,025.0	6,016.5	8.4	0.1%	6,454.3	-429.3	-6.7%
• Interest-bearing debts	4,620.8	4,632.8	-12.0	-0.3%	4,904.0	-283.2	-5.8%
• Installation deposit	858.1	877.6	-19.5	-2.2%	919.3	-61.1	-6.7%
• Others	546.1	506.1	39.9	7.9%	631.1	-85.0	-13.5%
Total shareholders’ equity	8,955.8	8,647.9	307.9	3.6%	8,388.7	567.1	6.8%
• Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
• Capital surplus	1,440.8	1,440.8	0.0	0.0%	1,440.3	0.5	0.0%
• Retained earnings	9,756.3	9,537.8	218.6	2.3%	9,156.4	600.0	6.6%
• Capital adjustments	-3,816.0	-3,901.2	85.1	N/A	-3,831.7	15.7	N/A
• Treasury stock	-3,825.7	-3,910.6	84.9	N/A	-3,840.5	14.8	N/A
• Gain(loss) on valuation of investment securities	12.9	12.8	0.1	1.0%	46.1	-33.2	-72.0%
• Others	-3.3	-3.4	0.1	N/A	-37.3	34.1	N/A
• Others	13.7	9.5	4.2	44.3%	62.7	-49.0	-78.1%
Total interest-bearing debt	5,211.0	5,475.2	-264.2	-4.8%	5,482.7	-271.7	-5.0%
Net debt	3,990.7	3,721.9	268.8	7.2%	4,555.1	-564.4	-12.4%
Net debt / Total shareholders’ equity	44.6%	43.0%	1.5% P		54.3%	-9.7% P

•	Assets

•	QoQ decrease in cash & cash equivalents is due to repayment of debt

•	Liabilities

•	Resulted in QoQ and YoY decrease from lower deffered income tax and redemption of debt

•	Shareholders’ Equity

•	Rise in quarterly net income led to increased retained earnings, resulting in QoQ increase in shareholders’ equity

2. Operating Results

A. Internet Revenue

(KRW bn)	2007	2007	QoQ		2006	YoY		2007
	3Q	2Q	Amount	Δ%	3Q	Amount	Δ%	Cumm.
Internet access	528.1	528.5	-0.4	-0.1%	533.9	-5.8	-1.1%	1,581.3
• Broadband	529.1	529.6	-0.5	-0.1%	537.4	-8.3	-1.6%	1,584.4
• Megapass	506.8	510.1	-3.3	-0.6%	524.5	-17.7	-3.4%	1,530.5
• Nespot	9.4	13.2	-3.8	-28.4%	12.7	-3.3	-25.9%	34.3
• WiBro	12.8	6.3	6.5	103.7%	0.1	12.6	8727.0%	19.6
• Others	-1.0	-1.1	0.1	N/A	-3.5	2.5	N/A	-3.2
Internet application	105.6	97.7	7.8	8.0%	81.3	24.3	29.9%	294.6
• IDC	44.9	43.1	1.8	4.2%	36.3	8.6	23.7%	126.2
• Bizmeka	33.5	30.4	3.1	10.1%	24.3	9.1	37.6%	90.3
• Others	27.2	24.2	2.9	12.2%	20.6	6.5	31.6%	78.0

•	Megapass: QoQ and YoY decrease in revenue from decrease in subscribers and from modem rental fee expiration for customers exceeding 3 years subscription as well as long-term customer discounts

•	Nespot: QoQ and YoY decrease in revenue from lower PSP handset sales and decrease in subscribers

•	Internet application: QoQ and YoY increase in revenue from rise in demand for IDC and Bizmeka

B. Data Revenue

(KRW bn)	2007	2007	QoQ		2006	YoY		2007
	3Q	2Q	Amount	Δ%	3Q	Amount	Δ%	Cumm.
Data	404.9	407.8	-2.8	-0.7%	408.7	-3.7	-0.9%	1,219.7
• Leased line	274.3	277.2	-2.9	-1.0%	270.7	3.6	1.3%	827.4
• Local	115.4	118.1	-2.7	-2.3%	112.9	2.5	2.2%	351.5
• Domestic long distance	84.4	84.2	0.2	0.2%	84.1	0.3	0.4%	252.6
• International long distance	4.4	4.6	-0.2	-3.7%	4.6	-0.2	-4.0%	13.3
• Broadcasting & others	70.1	70.3	-0.2	-0.2%	69.2	1.0	1.4%	210.0
• Data leased line	35.3	33.6	1.8	5.3%	32.9	2.4	7.3%	101.4
• Packet data	2.1	2.1	0.0	-1.0%	2.3	-0.3	-11.5%	6.3
• National network ATM	19.9	18.5	1.4	7.6%	18.3	1.6	8.9%	56.2
• VPN	13.4	13.0	0.4	3.1%	12.3	1.0	8.5%	39.0
• Kornet	63.4	65.0	-1.6	-2.5%	71.3	-8.0	-11.2%	194.0
• Satellite	25.0	25.4	-0.4	-1.7%	27.4	-2.4	-8.9%	77.6
• Others	6.9	6.6	0.4	5.3%	6.2	0.7	11.1%	19.3

C. Telephone Revenue

(KRW bn)	2007 3Q	2007 2Q	QoQ		2006 3Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Telephone revenue	1,023.1	1,034.0	-10.8	-1.0%	1,089.7	-66.6	-6.1%	3,110.2
• Subscriber connection	345.0	347.5	-2.5	-0.7%	342.8	2.2	0.6%	1041.9
• Subscription fee	10.2	11.7	-1.5	-12.8%	10.6	-0.4	-3.8%	33.0
• Basic monthly fee	274.1	275.4	-1.3	-0.5%	279.5	-5.5	-2.0%	826.1
• Installation	7.5	9.1	-1.7	-18.2%	9.0	-1.6	-17.3%	25.5
• Interconnection	53.3	51.4	1.9	3.7%	43.7	9.6	22.0%	157.3
• Local	228.1	233.7	-5.5	-2.4%	253.2	-25.1	-9.9%	705.0
• Usage	151.5	158.3	-6.8	-4.3%	169.0	-17.5	-10.3%	474.5
• Interconnection	24.0	23.3	0.7	3.0%	34.3	-10.4	-30.2%	74.1
• Others	52.6	52.1	0.5	1.1%	49.8	2.8	5.5%	156.5
• Domestic long distance	158.7	161.8	-3.1	-1.9%	170.1	-11.4	-6.7%	487.0
• Usage	149.7	153.3	-3.6	-2.4%	163.2	-13.4	-8.2%	463.0
• Interconnection	8.8	8.3	0.5	6.1%	6.7	2.1	30.9%	23.3
• Others	0.3	0.3	0.0	-0.2%	0.3	0.0	-3.7%	0.7
• International long distance	48.7	50.1	-1.5	-2.9%	52.7	-4.1	-7.7%	150.6
• International settlement	35.3	42.4	-7.2	-16.9%	51.5	-16.3	-31.5%	120.6
• VoIP	7.6	8.0	-0.4	-4.5%	7.9	-0.3	-3.5%	23.2
• VAS	94.5	92.2	2.3	2.5%	91.8	2.6	2.9%	281.0
• Public telephone	14.7	14.9	-0.1	-1.0%	14.8	-0.1	-0.7%	44.4
• 114 phone directory service	30.2	29.6	0.5	1.8%	32.3	-2.1	-6.5%	90.9
• Others	60.4	53.8	6.6	12.3%	72.5	-12.1	-16.7%	165.7

•	Local, DLD: QoQ and YoY decline in revenue from fall in subscribers and traffic

•	Others: Despite fall in Ann phone sales(1Q ‘07: KRW 18.1bn, 2Q ‘07: KRW 19.6bn, 3Q ‘07: KRW 13.2bn), one-time increase in international ISDN demand led to a QoQ increase

•	International settlement: Decrease in traffic and rate adjustment led to a QoQ and YoY decline

D. LM(Land to Mobile) Interconnection Revenue

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	3Q	2Q	Amount	Δ%	3Q	Amount	Δ%	Cumm.
LM Revenue	387.8	405.3	-17.6	-4.3%	435.6	-47.8	-11.0%	1,205.1
LM interconnection cost	195.7	195.0	0.6	0.3%	211.6	-16.0	-7.5%	591.4

•	LM Revenue: Fall in subscribers and traffic led to a QoQ and YoY decline

•

LM Interconnection cost: It takes approximately two months for operators to verify the actual volume of LM traffic. Thus figures for 2 months every quarter are based on estimation, resulting in disparity with actual traffic volume

E. Wireless Revenue

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	3Q	2Q	Amount	Δ%	3Q	Amount	Δ%	Cumm.
Wireless revenue	362.6	398.5	-35.9	-9.0%	357.7	4.9	1.4%	1,140.6
• PCS resale	358.1	393.3	-35.2	-8.9%	336.1	22.0	6.5%	1,114.9
• PCS service	251.0	253.8	-2.8	-1.1%	223.2	27.9	12.5%	734.3
• Handset sales	107.1	139.5	-32.4	-23.2%	113.0	-5.9	-5.2%	380.6
• Others	4.5	5.2	-0.7	-14.2%	21.6	-17.1	-79.3%	25.7

•	Wireless revenue : QoQ decline due to decreased PCS service and handset sales from fall in subscribers

F. Operating Expenses

(KRW bn)	2007 3Q	2007 2Q	QoQ		2006 3Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Labor	637.9	627.0	10.9	1.7%	604.9	33.0	5.5%	1,918.1
• Salaries & wages	471.3	450.1	21.3	4.7%	437.3	34.1	7.8%	1,359.7
• Employee benefits	112.3	114.6	-2.3	-2.0%	120.3	-7.9	-6.6%	336.5
• Provision for retirement	54.3	62.4	-8.1	-13.0%	47.4	6.9	14.6%	222.0
Commissions	168.4	179.8	-11.4	-6.3%	173.3	-4.9	-2.8%	501.2
Marketing expenses	229.6	331.5	-101.9	-30.7%	247.0	-17.4	-7.1%	772.8
• Sales commission	157.7	248.8	-91.1	-36.6%	144.2	13.5	9.4%	547.5
• Sales promotion	45.2	47.2	-2.1	-4.3%	77.6	-32.5	-41.8%	142.6
• Advertising	26.6	35.4	-8.8	-24.8%	25.1	1.5	6.0%	82.6
Provision for doubtful accounts	-19.8	-0.4	-19.4	N/A	-4.1	-15.7	N/A	0.0
Depreciation	541.8	490.2	51.6	10.5%	526.8	15.0	2.8%	1,509.3
Repairs and Maintenance	64.1	51.1	12.9	25.3%	113.1	-49.0	-43.3%	140.8
Cost of goods sold	124.3	176.2	-51.9	-29.5%	191.4	-67.1	-35.1%	482.8
• PCS handset cost	109.6	146.2	-36.6	-25.0%	116.2	-6.6	-5.7%	401.0
• PDA, WLAN card, others	14.7	30.0	-15.3	-51.1%	75.1	-60.5	-80.5%	81.8
Cost of service provided	503.7	482.5	21.2	4.4%	451.7	52.0	11.5%	1,429.2
• Cost of service	247.9	235.6	12.3	5.2%	182.2	65.7	36.1%	676.6
• PCS resale network cost to KTF	126.2	128.7	-2.4	-1.9%	105.8	20.4	19.3%	368.0
• SI service cost	65.9	69.3	-3.4	-4.9%	39.3	26.6	67.8%	177.5
• Others	55.8	37.6	18.2	48.3%	37.1	18.7	50.4%	131.1
• International settlement cost	53.6	43.0	10.6	24.6%	54.9	-1.3	-2.4%	142.4
• LM interconnection cost	195.7	195.0	0.6	0.3%	211.6	-16.0	-7.5%	591.4
• Others	6.6	9.0	-2.3	-26.2%	3.0	3.6	117.7%	18.8
R&D	63.0	54.7	8.3	15.1%	62.7	0.3	0.4%	171.5
Others	239.3	233.6	5.7	2.4%	212.9	26.4	12.4%	696.0
CAPEX*	507.3	536.9	-29.6	-5.5%	750.6	-243.3	-32.4%	1,324.7

*	2Q 07 CAPEX has been finalized at KRW 536.9bn (Previously KRW 498.8bn)

•	Labor: Partial early recognition of annual incentive payments led to a YoY rise in labor cost

•	Marketing expenses: QoQ and YoY decline due to lower sales commissions from decrease in subscribers

•	Provision for doubtful accounts: Improvement in collectibles led to QoQ and YoY decline

•	Depreciation: Rise in depreciable assets led to QoQ increase

•	Repairs & Maintenance: QoQ increase from rise in cost associated with buildings and networks, but YoY decline from efficient cost management

•	COGS: QoQ and YoY decline from decreased PCS and Ann phone sales

•	Cost of service provided: QoQ and YoY increase from rise in demand for international ISDN, and Internet application costs

G. Non-operating Income

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	3Q	2Q	Amount	Δ%	3Q	Amount	Δ%	Cumm.
Non-operating income	111.9	107.6	4.3	4.0%	96.9	15.0	15.5%	366.6
• Gains on disposition of investments	0.0	0.0	0.0	N/A	12.7	-12.7	-100.0%	0.0
• Gains on disposition of tangible assets	0.9	6.4	-5.5	-85.7%	3.0	-2.1	-69.5%	14.4
• Interest income	24.3	31.3	-7.0	-22.5%	18.3	6.0	32.9%	75.8
• FX transaction gain	1.0	0.7	0.3	51.2%	3.1	-2.1	-67.5%	2.6
• FX translation gain	10.5	3.7	6.8	185.6%	20.5	-10.1	-49.0%	16.3
• Gain on equity method	15.6	16.1	-0.5	-2.9%	15.5	0.1	0.9%	49.1
• Others	59.6	49.4	10.2	20.7%	23.8	35.8	150.0%	208.4

•	Interest gain: QoQ decline from fall in cash & cash equivalents

•	FX transaction gain: Appreciation of KRW against USD led to an increase in FX transaction gain

H. Non-operating Expenses

	2007	2007	QoQ		2006	YoY		2007
(KRW bn)	3Q	2Q	Amount	Δ%	3Q	Amount	Δ%	Cumm.
Non-operating expenses	124.0	198.5	-74.5	-37.5%	114.1	9.9	8.7%	466.7
• Interest expense	77.3	80.6	-3.3	-4.1%	79.5	-2.2	-2.8%	235.2
• FX transaction loss	1.1	1.6	-0.5	-34.2%	0.9	0.1	12.3%	3.5
• FX translation loss	1.6	-16.4	18.0	N/A	-0.8	2.4	N/A	2.3
• Loss on equity method	17.4	17.2	0.2	1.3%	8.7	8.8	100.9%	42.8
• Loss on disposition of fixed assets	5.8	8.5	-2.7	-32.2%	5.3	0.5	9.1%	22.6
• Others	20.9	107.0	-86.1	-80.4%	20.6	0.4	1.7%	160.3

•	Others: QoQ decline is due from recognition of additional corporate income tax of KRW 54.3bn in 2Q ‘07, which resulted in a temporary rise in other non-operating expense

Appendix 1: Factsheet

Broadband

	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07
Broadband Subs	6,240,605	6,320,260	6,333,119	6,352,542	6,382,446	6,449,729	6,492,321	6,515,008	6,522,631	6,512,848	6,511,779	6,522,080
Net Addition	-46,961	34,787	26,562	4,817	29,904	36,334	42,592	22,687	7,623	-9,783	-1,069	10,301
• Megapass Lite	4,724,684	4,772,280	4,834,732	4,937,187	4,987,024	5,106,874	5,424,229	5,437,207	5,430,552	5,399,162	5,385,578	5,368,990
• Megapass Premium	689,726	671,292	646,839	604,485	598,046	579,580	258,690	262,392	264,185	272,291	267,596	270,462
• Megapass Special	8,992	9,035	8,730	8,204	8,139	7,739	32,237	35,463	36,641	38,366	38,873	40,161
• Megapass Ntopia	817,203	867,653	842,818	802,666	789,237	755,536	777,165	779,946	791,253	803,029	819,732	842,467
Broadband M/S
KT	50.0%	49.5%	45.6%	45.2%	45.3%	45.3%	45.4%	45.4%	45.2%	45.0%	44.8%	44.7%
Hanaro	28.6%	28.2%	25.9%	25.7%	25.8%	25.6%	25.5%	25.5%	25.5%	25.5%	25.4%	25.3%
Powercomm	3.8%	5.6%	7.1%	8.6%	8.8%	9.3%	9.8%	10.1%	10.3%	10.5%	10.7%	10.9%
Dacom	1.5%	1.3%	1.0%	0.8%	0.8%	0.7%	0.7%	0.6%	0.6%	0.6%	0.6%	0.5%
SO	12.6%	12.4%	16.5%	16.6%	16.8%	17.0%	17.0%	17.1%	17.2%	17.2%	17.3%	17.4%
Others	3.4%	3.1%	3.9%	3.0%	2.6%	2.1%	1.7%	1.3%	1.2%	1.2%	1.2%	1.2%

WLAN

	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07
WLAN Subs	524,671	516,708	492,557	470,855	465,262	450,147	447,858	446,719	432,068	422,315	421,020	419,228
• NESPOT Family	230,597	219,650	200,883	185,599	181,794	172,750	168,455	164,790	161,301	157,590	154,327	152,040
• NESPOT Solo	40,725	41,519	39,374	38,260	38,171	38,130	37,960	37,684	37,372	37,183	37,024	36,675
• NESPOT Pop	180,959	173,070	155,002	138,436	133,910	124,092	121,157	117,223	113,037	108,522	106,235	104,678
• NESPOT Biz	60,776	64,205	64,458	67,091	66,720	66,033	68,713	68,563	68,620	67,567	69,195	72,151
• NESPOT Play	11,614	13,925	15,318	13,792	14,327	13,143	13,238	18,096	9,103	6,735	8,241	6,643
• NESPOT Home	0	4,339	17,522	27,677	30,340	35,999	38,335	40,363	42,635	44,718	45,998	47,041

Leased Lines

	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07
Leased Lines	407,999	407,357	400,656	400,196	398,737	398,461	396,959	396,692	396,227	398,281	398,767	394,305
• Local leased line	376,458	375,501	370,349	368,693	366,685	367,169	366,925	366,663	366,334	367,524	368,432	363,682
• DLD leased line	31,293	31,480	30,028	31,283	31,886	31,062	29,751	29,730	29,523	30,362	29,954	30,262
• International leased line	91	95	94	112	118	130	130	146	145	149	152	156
• Broadcasting leased line	157	281	185	108	48	100	153	153	225	246	228	205
Internet Leased Lines	45,802	51,553	54,778	56,619	56,874	58,598	57,293	60,231	61,103	61,416	62,390	63,482

Fixed-line

	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07
Local (‘000)	20,527	20,488	20,392	20,331	20,316	20,281	20,266	20,259	20,219	20,180	20,153	20,117
Domestic Long Distance (‘000)	18,629	18,734	18,718	18,688	18,687	18,713	18,725	18,749	18,740	18,730	18,719	18,697
* Ann (‘000)	1,130	1,267	1,610	1,747	1,799	1,882	1,958	2,020	2,095	2,126	2,171	2,214
* Ringo (‘000)	3,385	3,485	3,707	3,766	3,784	3,809	3,664	3,785	3,779	3,791	3,774	3,783
* Caller ID Users (‘000)	4,931	5,035	5,237	5,315	5,331	5,391	5,438	5,478	5,503	5,510	5,525	5,538
* My Style(Local) (‘000)					421	671	775	834	928	1,007	1,053	1,075
* My Style(DLD) (‘000)					391	614	707	757	834	898	931	951
Fixed-line M/S
Local M/S (subscriber base)	93.0%	92.7%	92.4%	92.2%	92.0%	91.7%	91.6%	91.5%	91.4%	91.3%	91.1%	91.0%
DLD (revenue base)	85.6%	85.7%	85.8%	85.6%	85.5%	85.6%	85.6%	85.7%	85.7%	85.7%	85.6%	85.6%

Reference Data

	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07	Jul-07	Aug-07	Sep-07
Population (‘000)	48,344	48,498	48,547	48,378	48,391	48,418	48,431	48,444	48,457	48,457	48,457	48,457
Number of Household	15,989	15,989	15,989	15,989	16,194	16,194	16,194	16,194	16,194	16,194	16,194	16,194